

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2014

<u>Via E-mail</u>
Robert Perri
Chief Financial Officer
Paragon Shipping Inc.
15 Karamanli Avenue
GR 166 73
Voula
Greece

     Re: **Paragon Shipping Inc.**
             Form 20-F for the Fiscal Year Ended December 31, 2013
             Filed March 27, 2014
             File No. 1-33655

Dear Mr. Perri:

      We refer you to our comment letter dated August 12, 2014 regarding potential business contacts with Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Cecilia Blye

                             Cecilia Blye, Chief
                             Office of Global Security Risk

cc: Andrew Mew
         Assistant Director (Acting)
         Division of Corporation Finance